Exhibit 99.1

Envigado, March 03, 2025

NEWS FROM DIRECTORS AND MEMBERS OF SENIOR MANAGEMENT

Almacenes Éxito S.A. (“Éxito”, “the Company”) informs its shareholders and the general market that the Board of Directors approved the appointment of Fernando Carbajal Flores as Financial and Administrative Vice President of the Company.

Fernando Carbajal is a Commercial Expert and Public Accountant (CPA) from the Instituto Santa Teresita in Tegucigalpa (Honduras) and a Bachelor’s Degree in Business Administration from the Universidad Nacional Autónoma of Honduras. He has more than 25 years of experience in consumer goods companies, with solid knowledge in financial, strategic and business development planning, as well as in effective working capital management and merger and acquisitions projects. During these years he held different positions at Unilever, in different countries in Latin America, the United Kingdom and Singapore, including Corporate CFO for the Central American and Caribbean regions, as well as Financial Responsible for the Production Chain, Supply, Distribution, and Performance Management for One Unilever Latam. Since October 2024 he has held the position of Group CFO of Grupo Calleja.

This appointment follows the resignation presented by Ivonne Windmueller Palacio, who had been serving as Financial and Administrative Vice President since January 2023.

Fernando Carbajal will assume the position on March 21, 2025 and Ivonne Windmueller will remain in her position until mid-March 2025.

The Company thanks Ivonne for her seven years of service, during which time she held different positions in which she was recognized for her vision for the financial management of the Company and her orientation to results.